

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2023

Robert Ravnaas
Chief Executive Officer
Kimbell Royalty Partners, LP
777 Taylor Street, Suite 810
Fort Worth, TX 76102

> **Re: Kimbell Royalty Partners, LP**
> **Registration Statement on Form S-3**
> **Filed May 31, 2023**
> **File No. 333-272307**

Dear Robert Ravnaas:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Daniel Morris, Legal Branch Chief, at (202) 551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jason Rocha